                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 18)*


                          KIMBALL INTERNATIONAL, INC.
                               (Name of Issuer)


                      CLASS B COMMON STOCK $ .05 PAR VALUE
                        (Title of Class of Securities)


                                 494274 10 3
                               (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     x Rule 13d-1(d)

(This amendment is being filed solely to reflect the change in the Advisory Committee members.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                               Page 2a of 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arnold F. Habig
      XXX-XX-XXXX


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES             1,237,035
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                    1,303,656
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                    1,237,035

                          8 SHARED DISPOSITIVE POWER
                             1,303,656


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,540,691


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           (x)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.0%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                               Page 2b of 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas L. Habig
      XXX-XX-XXXX


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES                38,636
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                    2,601,556
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                       38,636

                          8 SHARED DISPOSITIVE POWER
                             2,601,556


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,640,192


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           (x)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.3%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                               Page 2c of 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John B. Habig
      XXX-XX-XXXX


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES               702,057
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                    2,640,192
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                      702,057

                          8 SHARED DISPOSITIVE POWER
                             2,640,192


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,342,249


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           (x)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.6%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                               Page 2d of 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas A. Habig
      XXX-XX-XXXX


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES               853,334
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                    4,123,919
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                      853,334

                          8 SHARED DISPOSITIVE POWER
                             4,123,919


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,977,253


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           (x)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.2%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                                Page 3 of 6

Item 1(a)     Name of Issuer:

              Kimball International, Inc.


Item 1(b)     Address of Issuer's Principal Executive Offices:

              1600 Royal Street
              Jasper, IN 47549


Item 2(a)     Name of Persons Filing this Statement:

              Arnold F. Habig
              Thomas L. Habig
              John B. Habig
              Douglas A. Habig


Item 2(b)     Address or Principal Business Office or, if none, Residence:

              1600 Royal Street
              Jasper, IN 47549


Item 2(c)     Citizenship:

              Each of the persons filing this statement is a citizen of the United States.


Item 2(d)     Title of Class of Securities:

              Class B Common Stock, $.05 Par Value


Item 2(e)     CUSIP Number:

              494274 10 3


Item 3        Not Applicable

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                                Page 4 of 6

Item 4        Ownership (See Notes A,B,C,D and E.)
                                             (i)         (ii)          (iii)        (iv)

                                                        (A)(B)                     (A)(B)
                                            (A)(B)      & (C)         (A)(B)       & (C)
                     (A)(B)                 Sole        Shared        Sole         Shared
                     & (C)         (A)(B)   Power       Power         Power to     Power to
                     Amount        & (C)    to Vote     to Vote       Dispose or   Dispose or
                     Benefi-       Percent  or          or            Direct the   Direct the
                     cially        of       Direct      Direct        Disposi-     Disposi-
                     Owned         Class    the Vote    the Vote      tion of      tion of
                     ---------     -----    --------    ---------     -------      ---------
Arnold F. Habig      2,540,691      9.0%     1,237,035  1,303,656     1,237,035    1,303,656
Thomas L. Habig      2,640,192      9.3%        38,636  2,601,556        38,636    2,601,556
John B. Habig        3,342,249     11.6%       702,057  2,640,192       702,057    2,640,192
Douglas A. Habig     4,977,253     17.2%       853,334  4,123,919       853,334    4,123,919


Note A.  Includes shares of Class A Common Stock of Kimball International, Inc. which pursuant to charter provision is convertible into Class B Common Stock on a share-
         for-share basis at any time.

Note B.  Does not include shares which may be deemed to be beneficially owned by the reporting persons' wife and, if applicable, minor children, as follows: 122,717 shares as to Arnold
         F. Habig; 143,821 shares as to Thomas L Habig; 168,409 shares as to John B. Habig; and
         433,603 shares as to Douglas A. Habig.

Note C.  Includes shares held in various trusts for which the reporting person serves as a co-trustee, member of Advisory Committee of the Employee Retirement Plan, and shares held by charitable foundation(s) for which the reporting person serves as a director. (See note in
         Item 6.)

Note D.  The persons filing this statement disclaim that they or any two of them constitute a group within the meaning of Rule 13d-5(b)(1).

Note E.  Each of the reporting persons disclaims beneficial ownership of any shares listed above of which we would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.



Item 5.  Not Applicable.

Item 6.  Ownership of more than five percent on behalf of another person.

         See Note D to Item 4 above.  The trusts referred to therein include
         (I) as to Douglas A. Habig an Employee Retirement Trust of Kimball International, owning in the aggregate 1,544,592 shares, and (ii) as to Thomas L. Habig, John B. Habig and Douglas A. Habig, trust for the benefit of Arnold F. Habig owning 1,237,035 shares. Each of the other trusts referred to in the Note is for the benefit of an adult child of Arnold F. Habig. Also included in the totals are shareholdings of two family charitable foundations.

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

                                 SCHEDULE 13G

                                  SIGNATURE

CUSIP No. 494274 10 3                                                Page 5 of 6

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 29, 1999




Arnold F. Habig
ARNOLD F. HABIG



Exhibits

Attached hereto as Exhibit A are agreements from each of the persons filing this statement, other than the above signature, that this statement is filed on behalf of each of them.


Attention:  Intentional mis-statements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).

                                                                 Exhibit A

                                  SIGNATURE

CUSIP No. 494274 10 3                                                Page 6 of 6

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that Schedule 13G, to which this instrument is an exhibit, is filed on behalf of each of the undersigned.


January 29, 1999



Thomas L. Habig
THOMAS L. HABIG



January 29, 1999



John B. Habig
JOHN B. HABIG



January 29, 1999



Douglas A. Habig
DOUGLAS A. HABIG